Chapman and Cutler LLP
                                 111 West Monroe
                             Chicago, Illinois 60603


                                  March 4, 2011


Mrs. Patricia Williams
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


Re: Guggenheim Defined Portfolios, Series 747
    Wilshire Global ETF Allocation Portfolio, Series 1

    File No. 333-170060

--------------------------------------------------------------------------------

 Dear Mrs. Williams:

   This letter is in response to the questions and comments that you raised during our telephone conversation on January 14, 2011 regarding the registration statement on Form S-6 for the Guggenheim Defined Portfolios, Series 747, filed with the Securities and Exchange Commission (the "Commission") on October 21, 2010. The registration statement offers the Wilshire Global ETF Allocation Portfolio, Series 1 (the "Trust"). This letter serves to respond to your comments.

Comment 1

   Please add disclosure to the "Principal Investment Strategy" section in the Prospectus that describes the Trust's global investment strategy. In order to include the word "Global" in the name of the Trust, the Trust must invest a significant percentage of its assets in non-U.S. securities from at least three non-U.S. countries.

Response to Comment 1

   The following disclosure has been added to the "Principal Investment Strategy" section:

         "The trust seeks to achieve its investment objective by selecting ETFs for the portfolio that invest in common stocks of foreign and domestic companies. As of the initial date of deposit (the "Inception Date"), approximately __% of the trust's portfolio represents ETFs that invest a majority of their assets in securities issued by non-U.S. companies. As of the Inception Date, the ETFs in the trust portfolio cumulatively invest in securities from at least __ different foreign countries, including those located in developed and emerging markets. See "Principal Risks" and "Investment Risks" for information concerning the risks of investing in foreign securities."

   On the day of deposit, the sponsor will input the missing values concerning the percentage of the Trust's investment in ETFs that hold foreign securities and the number of non-U.S. countries represented in the ETFs held by the Trust. The sponsor represents that the ETFs with significant investments in foreign securities will constitute at least 40% of the Trust portfolio and that the ETFs' foreign investments will cumulatively represent common stock of companies headquartered or incorporated in at least three non-U.S. countries.

Comment 2

   Under the heading "Principal Investment Strategy" in the Prospectus, please describe the market capitalization range of the equity securities held by the ETFs in the Trust.

Response to Comment 2

   The following disclosure has been added to the "Principal Investment Strategy" section:

         "The ETFs included in the trust's portfolio invest in common stocks of large, mid and small capitalization companies. Please see "Principal Risks" and "Investment Risks" for information concerning the risks associated with investing in small and mid-cap companies."

Comment 3

   Under the heading "Principal Investment Strategy" in the Prospectus, please describe the credit standards and maturity range of the fixed-income securities held by the ETFs in the Trust.

Response to Comment 3

   The Trust will not invest in ETFs that hold fixed-income securities. All references to fixed-income securities have been removed from the Prospectus.

Comment 4

   Under the heading "Principal Investment Strategy" in the Prospectus, please disclose that the sponsor will receive management fees for the ETFs held in the trust. Please also add risk disclosure to the "Principal Risks" and "Investment Risks" sections concerning the potential conflict of interest created by the sponsor's receipt of these fees.

Response to Comment 4

   The Prospectus has been revised to include this risk disclosure.

   Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

CHAPMAN AND CUTLER LLP

By: /s/ Morrison C. Warren
Morrison C. Warren